cm

SECUR' 08029632 ON

ANNUAL AUDITED RE. ORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 Ringling Boulevard, Third Floor
(No. and Street)

Sarasota, (City) FL (State) 34237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Hushek, III (941) 441-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street (Address) Sarasota (City) FL (State) 34231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 31 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/15

OATH OR AFFIRMATION

I, Geoffrey A. Frazier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Cynthia Shuford
My Commission DD671750
Expires 05/13/2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' REport on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Members of GF Investment Services, LLC

We have audited the accompanying statements of financial condition of GF Investment Services, LLC (a Florida Limited Liability Corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
March 27, 2008

GF Investment Services, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2007	2006
ASSETS		
Cash and cash equivalents	$ 288,452	$ 97,781
Deposits with clearing agency	54,131	52,471
Accounts receivable:		
Commissions	134,209	744,784
Registered representatives	6,683	6,308
Accrued interest receivable	4,583	-
Prepaid expenses	40,392	41,077
Note receivable	250,000	-
	$ 778,450	$ 942,421
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$ 44,337	$ 7,471
Payable to clearing agency	40,367	5,009
Accrued commissions payable	115,245	506,228
	199,949	518,708
MEMBERS' EQUITY	578,501	423,713
	$ 778,450	$ 942,421

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

STATEMENTS OF INCOME

Years ended December 31,

	2007	2006
Revenue		
Commissions	$ 2,238,114	$ 1,688,100
Registered representative fees	33,617	23,439
Other income	35,566	-
Interest income	9,250	2,026
	2,316,547	1,713,565
Expenses		
Salaries, benefits and payroll taxes	383,195	168,853
Registered representative commissions	1,364,183	1,099,454
Advertising	20,817	-
Insurance	52,670	53,871
Office and other	24,497	11,050
Professional fees	55,471	51,312
Regulatory expenses	16,510	14,126
Rent	43,404	43,180
Telephone and utilities	3,258	1,657
Trading fees	18,565	5,009
Travel and entertainment	25,119	4,229
Web software access	122,820	38,241
	2,130,509	1,490,982
Net income before extraordinary items	186,038	222,583
Extraordinary gain from extinguishment of debt	-	50,603
NET INCOME	$ 186,038	$ 273,186

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years ended December 31, 2007 and 2006

	Contributed Capital	Accumulated Earnings (Deficit)	Total
Members' equity at January 1, 2006	$ 160,000	$ (9,473)	$ 150,527
Net income	-	273,186	273,186
Members' equity at December 31, 2006	160,000	263,713	423,713
Net income	-	186,038	186,038
Distributions	-	(31,250)	(31,250)
Members' equity at December 31, 2007	$ 160,000	$ 418,501	$ 578,501

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 186,038	$ 273,186
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain from extinguishment of debt	-	(50,603)
(Increase) decrease in operating assets:		
Deposits with clearing agency	(1,660)	146,378
Commissions receivable	610,575	(642,869)
Registered representatives receivable	(375)	(6,308)
Accrued interest receivable	(4,583)	-
Prepaid expenses	685	(18,134)
Increase (decrease) in operating liabilities:		
Accounts payable	72,224	(41,607)
Accrued commissions	(390,983)	428,595
Total adjustments	285,883	(184,548)
NET CASH PROVIDED BY OPERATING ACTIVITIES	471,921	88,638
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances on note receivable	(250,000)	-
NET CASH (USED IN) INVESTING ACTIVITIES	(250,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(31,250)	-
Principal payments on loans payable	-	(99,397)
NET CASH (USED IN) FINANCING ACTIVITIES	(31,250)	(99,397)
INCREASE (DECREASE) IN CASH	190,671	(10,759)
Cash at beginning of year	97,781	108,540
Cash at end of year	$ 288,452	$ 97,781

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the brokerage and investment advisory business with offices in Sarasota, Fort Myers and Clearwater, Florida, Greenwood Village, Colorado, and Scottsdale, Arizona. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer concessions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 90%.

2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash account at a commercial bank. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2007, cash on deposit at a commercial bank exceeded the portion secured by the FDIC by $90,523. The Company also invests in money market funds, which are not insured and had a balance of $102,430 at December 31, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Commissions Receivable

The commissions receivable represents commissions earned which were not received at year-end. The Company uses the allowance method of accounting for doubtful receivables. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful receivables was recorded at December 31, 2007 or 2006 as management believes all receivables are collectible.

5. Income Taxes

The Company has elected to file its Federal and state income tax returns as a partnership. As such, items of income and expense are passed directly to the members for inclusion on the individual Federal and state income tax returns.

NOTE B - DEPOSITS WITH CLEARING AGENCY

At December 31, 2007 and 2006, the Company had cash deposits of $54,131 and $52,471, respectively, in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

NOTE C - NOTE RECEIVABLE

In September 2007, the Company loaned $250,000 to its affiliate, Global Financial Advisory, Inc., a related party through common ownership. The promissory note bears interest at 5.5%. Interest is payable annually beginning in September 2008. Principal is payable at maturity in September 2012. At December 31, 2007, accrued interest receivable totaled $4,583.

NOTE D - LOANS PAYABLE

During a prior year, the Company borrowed an aggregate of $150,000 from two individuals. The loans are unsecured and non-interest bearing. During 2006, the Company entered into loan forgiveness agreements with the individuals. The Company repaid $99,397 and the balance of $50,603 was forgiven.

NOTE E - OPERATING LEASE

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related by common ownership. The lease expires in December 2010. The Company may, at its option, renew the lease for two additional terms of five years each under the same terms as the current lease. The lease requires monthly payments of $3,333 plus sales tax and a share of the property taxes. The rental payments are adjusted annually by the greater of 3% or the percentage increase in the Consumer Price Index, not to exceed 5% per year.

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Amount
2007	$ 40,000
2008	40,000
2009	40,000
2010	40,000

Rent expense for the years ended December 31, 2007 and 2006 was $42,800 and $43,180, respectively. At December 31, 2006, $3,333 of lease payments are included in accounts payable. No amounts were owed at December 31, 2007.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Global Financial Advisory, Inc. under which certain general and administrative costs will be paid by Global Financial Advisory, Inc. and allocated to the Company on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Global Financial Advisory, Inc. is a related party due to common ownership. Other fees directly related to the Company paid by Global Financial Advisory, Inc. are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from Global Financial Advisory, Inc. for 2007 and 2006 was $28,018 and $23,372, respectively. At December 31, 2006, $1,218 was included in accounts payable. No amounts were owed at December 31, 2007.

NOTE G - RETIREMENT PLAN

On January 1, 2006, the Company adopted a SIMPLE-IRA plan, which covers all employees of the Company. The Company is required to match the employee's elective deferral on a dollar-for-dollar basis, not to exceed 3% of the employee's compensation. Plan expense for 2007 and 2006 was $6,541 and $3,232, respectively.

NOTE H - WEB SOFTWARE ACCESS LICENSE

During 2006, the Company entered into a web software access license agreement expiring in June 2009. The agreement called for an initial installation fee of $10,000 due at signing. Subscription fees were payable quarterly at the rate of $4,000 per month for the first three months and $4,500 per month through December 31, 2006. The subscription fees are adjusted quarterly based on the Company's assets. A data conversion fee of $3,000 per instance is also charged when data is loaded to the converter. The expense for 2007 and 2006 was $89,873 and $38,170, respectively. The monthly rate for the first quarter of 2008 will be $9,392.

NOTE I - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE J - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, both terms as defined by the rule. At December 31, 2007, the Company had net capital of $238,030, which exceeded the capital requirement by $188,030. The Company's ratio of aggregate indebtedness to net capital was .84 to 1 at December 31, 2007.

NOTE K - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2007 or 2006 or at any time during the years then ended.

NOTE L - EXEMPTION UNDER SECTION (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2007

GF Investment Services, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL

Members' equity		$ 578,501
Deductions for non-allowable assets		
Prepaid expenses		(40,392)
Commissions receivable		(36,764)
Registered representatives receivable		(6,683)
Accrued interest receivable		(4,583)
Note receivable		(250,000)
Net capital before haircuts on securities positions (tentative net capital)		240,079
Haircuts on securities		
Money market funds		(2,049)
NET CAPITAL		$ 238,030

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 44,337	
Payable to clearing agency	40,367	
Accrued commissions payable	115,245	
Total aggregate indebtedness	$ 199,949	
Ratio: Aggregate indebtedness to net capital		.84 to 1
Minimum net capital requirement		$ 50,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007, as amended on March 27, 2008) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of
GF Investment Services, LLC

In planning and performing our audit of the financial statements of GF Investment Services, LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of GF Investment Services, LLC, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matheson & Company, P.A.

Sarasota, Florida
March 27, 2008

END